Valeo

RECEIVED

2004 NOV 15 A 10:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, October 19, 2004

File n° 82 – 3668
Valeo A.D.R.'s

04046124

SUPPL

Dear Sirs,

Please find enclosed our latest release dated October 18, 2004, concerning our Q3-2004 Results.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

PROCESSED
NOV 17 2004
FINANCIAL

Encl. 1

dlw 11/17

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

04.40

Results for first nine months 2004

- **Second consecutive quarter of organic sales growth**
- **Impact of raw material prices contained**
- **Debt down by 215 million euros**

PARIS, France, 18 October 2004 — Following today's meeting of the Board of Directors, Valeo presented its consolidated accounts for the third quarter 2004.

In euro millions	9 months			3rd quarter		
	2004	2003	change	2004	2003	change
Sales	**7,107**	6,932	+ 2.5%	**2,179**	2,086	+ 4.5%
Gross margin	**1,259**	1,227	+ 2.6%	**376**	364	+ 3.3%
% Sales	***17.7%***	*17.7%*	*0.0 pt*	***17.3%***	*17.4%*	*-0.1 pt*
Operating income	**341**	331	+ 3.0%	**90**	90	0.0%
% Sales	***4.8%***	*4.8%*	*0.0 pt*	***4.1%***	*4.3%*	*-0.2pt*
Operating income less financial expense	**320**	302	+ 6.0%	**82**	79	+ 3.8%
% Sales.	**4.5%**	4.4%	*+0.1 pt*	**3.8%**	3.8%	*0.0pt*
Net income from consolidated companies	**218**	201	+ 8.5%	**42**	50	- 16.0%
% Sales	***3.1%***	*2.9%*	*+0.2pt*	***1.9%***	*2.4%*	*-0.5 pt*
Net income	**134**	127	+ 5.5%	**14**	25	- 44.0%
% Sales.	***1.9%***	*1.8%*	*+0.1 pt*	***0.6%***	*1.2%*	*-0.6 pt*

NB: non audited quarterly figures

For the second consecutive quarter, the Group's organic growth was positive in the third quarter. For the first nine months, net income improved by 5.5% and net operating cash flow by 32.8%, despite weak sales and very strong pressure on raw material procurement costs.

Group results for the third quarter 2004

Valeo

In the third quarter 2004, Valeo's sales stood at 2,179 million euros, an increase of 4.5% as compared with the third quarter 2003. The impact of the changes in reporting entity was 5.4%. At constant reporting entity and exchange rates the Group's sales increased 0.9% during the quarter. It is estimated that light vehicle production increased slightly in Western Europe and fell slightly in North America. In South America volumes increased by more than 30%. The increase of production in Asia remained at around 6% thanks to the rebound in Korea, but this trend hides a strong slowdown in growth in China.

Gross margin for the quarter rose 3.3% over the previous year to 376 million euros to reach 17.3% of sales. This was achieved despite the negative impact of the pressure on raw material prices that the Group estimates at 1 point of margin for the period. Offsetting measures enabled the net impact on the margin to be reduced to 0.5 point during the period.

The Group's operating income remained stable at 90 million euros or 4.1% of sales versus 4.3% in the comparable period for 2003. A slight increase in R&D expenditure as a percentage of sales was offset by a reduction in sales and administrative expenses.

Operating income less financial charges progressed by 3.8% in the quarter and by 6% for the first nine months. In this same period net income increased by 5.5%.

For the first nine months of the year net operating cash flow amounted to 220 million euros, an increase of 32.8% over the equivalent period in 2003. Net operating cash flow includes net capital expenditure of 324 million euros as compared with 358 million euros for the same period in 2003.

At end September 2004, Valeo's financial indebtedness was 353 million euros, an improvement of 215 million euros as compared with end 2003 and of 37 million euros as compared with 30 June 2004. The net debt to equity ratio of the consolidated entity stood at 17%, a decrease of 10 percentage points as compared with end December 2003.

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 130 plants, 65 R&D centers, 9 distribution centers and employs 70,200 people in 26 countries worldwide.

For further information please contact :

Kate Philipps, Group Communications Director, Tel.: 01.40.55.20.65,
kate.philipps@valeo.com

Rémy Dumoulin, Financial Relations Director, Tel.: 01.40.55.29.30
remy.dumoulin@valeo.com

RECEIVED

2004 NOV 15 A 10: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, October 27, 2004

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated October 21, 2004, concerning the acquisition of all of the shares held by Bosh Automotive Systems Corp. (Japan) in its subsidiary Valeo Climatisation SA.

Yours faithfully,

p/o

Rémy Dumoulin
Investor Relations Director

Encl. 1

Communiqué de presse
Press release

04.42

Valeo holds 100% of the capital of its subsidiary Valeo Climatisation

Paris, France, October 21 - Valeo announced today the acquisition of all of the shares held by Bosch Automotive Systems Corp. (Japan) in its subsidiary Valeo Climatisation SA, representing 7% of the share capital and voting rights.

Through the additional 7% of shares, Valeo now controls 100% of the capital and voting rights of the holding company within which Valeo's climate control activities are held. The Valeo Climate Control Branch, which had sales of 1 321 million euros in 2003, develops, manufactures and sells systems for heating, ventilation and air conditioning.

The market for these systems is expected to grow for all types of vehicle. Carmakers and drivers are increasingly interested by such systems which improve the quality of the air in the vehicle and are energy-efficient. Valeo Climate Control is one of the worldwide leaders in this business.

This acquisition, for a total of 62.5 million euros was financed through the Group's cash reserves.

Bosch Automotive Systems Corp. (Japan) acquired these shares in 2000.

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 130 plants, 65 R&D centers, 9 distribution centers and employs 70,200 people in 26 countries worldwide.

Contact presse :
Kate Philipps
+ 33 1 40 55 20 65
kate.philipps@valeo.com

Rémy Dumoulin
Director of Investor Relations
+ 33 1 40 55 29 30
remy.dumoulin@valeo.com